UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers:	2-95495
33-2502
33-43128
333-08493
The Investment Partnership Plan
(Exact name of registrant as specified in its charter)

One Technology Way, Norwood, Massachusetts 02062-9106
(781) 329-4700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in The Investment Partnership Plan
(Title of each class of securities covered by this Form)

Common Stock, $0.16 2/3 par value per share, of Analog Devices, Inc.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: None*
* The Investment Partnership Plan (the “Plan”) of Analog Devices, Inc. terminated the option to invest contributions in, or transfer funds into, shares of common stock, $0.16 2/3 par value per share, of Analog Devices, Inc. (the “Common Stock”) under the Plan, and all shares of Common Stock previously held under the Plan were liquidated. Analog Devices, Inc. filed post-effective amendments on Form S-8 with the Securities and Exchange Commission to deregister all shares of Common Stock and Plan interests that remained unsold under the Plan. Accordingly, this Form 15 is filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including on Form 11-K. The Common Stock continues to be registered pursuant to Section 12(b) of the Exchange Act, and the duty to file reports under Section 13(a) or 15(d) of the Exchange Act remains with respect to the Common Stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, The Investment Partnership Plan of Analog Devices, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

The Investment Partnership Plan

Date:	January 27, 2016	By:	/s/ Ali Husain
Ali Husain
Trustee

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.